Exhibit 3.1


                        AMENDMENT TO DECLARATION OF TRUST
                                       OF
                         ENTERTAINMENT PROPERTIES TRUST

     1. Entertainment Properties Trust, a Maryland real estate investment trust (the "Trust") under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland ("Title 8"), desires to amend its Declaration of Trust as currently in effect and as hereinafter amended.

     2. Article EIGHTH currently authorizes 5,000,000 preferred shares of beneficial interest, $0.01 par value per share. This amendment will revise Article EIGHTH to increase the authorized preferred shares to 10,000,000 preferred shares of beneficial interest, $0.01 par value per share.

     3. Article EIGHTH, Section 1 of the declaration of the Trust is hereby amended as follows:

EIGHTH:

     Section 1. AUTHORIZED SHARES. The beneficial interest of the Trust shall be divided into shares of beneficial interest (the "Shares"). The Trust has authority to issue 50,000,000 common shares of beneficial interest, $0.01 par value per share ("Common Shares"), and 10,000,000 preferred shares of beneficial interest, $0.01 par value per share ("Preferred Shares"). The Board of Trustees, without any action by the shareholders of the Trust, may amend the Declaration of Trust from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class that the Trust has authority to issue. If shares of one class of beneficial interest are classified or reclassified into shares of another class of beneficial interest pursuant to Sections 2, 3 or 4 of this Article EIGHTH, the number of authorized shares of the former class shall be automatically decreased and the number of authorized shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of beneficial interest of all classes that the Trust has authority to issue shall not be more than the total number of shares of beneficial interest set forth in the second sentence of this paragraph.

     4. The amendment of the declaration has been approved by the trustees. There is no membership entitled to vote on amendments.

     We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.


/s/ Gregory K. Silvers                      /s/ David M. Brain
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Gregory K. Silvers, Secretary               David M. Brain, President